Filed by NuVasive, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NuVasive, Inc.

Commission File No.: 000-50744

Transcript of Special town hall: NuVasive and Globus joining forces (Feb 16, 2023)

[00:00:00]

Moran Chavez: Welcome to the special town Hall dedicated to a single topic. And we are recording. It’s good. I’ll mention that soon. We’re obviously here to talk about the announcement from last week, Globus and NuVasive joining together. I am Moran Chavez, leader of Communications. So thank you to everyone joining in the room. Those joining online, hi, whether you’re watching on replay or live, super exciting day. Let me take a minute and welcome who we all have. We have representatives from both NuVasive and Globus here with us. We have Chris Barry, our CEO, Dan Scavilla, president and CEO of Globus, David Paul, Executive Chairman of Globus and Michael Farrington, leader of People and Culture. We also have representation from both the senior leadership teams of NuVasive and Globus with us. Lots of employees in the room, which is fantastic to see, and again, also colleagues online.

So the intent here is really to kind of keep talking about the deal more. I’m going to hand it over to [00:01:00] the gentlemen soon, give you a chance to hear more from them about themselves, about the deal. We will spend a lot of time on Q&A, so thank you to everyone who submitted questions. We’re going to make sure we get through as many as we can. We know we all have questions, so we’re here to continue that conversation.

[Slide: Legal disclaimers]

So before I hand it over, I need to do a little bit of house cleaning. This meeting is being recorded. We will share it on Nuvanet, for anyone who missed it or if you need to watch a replay. As we shared previously, the announcement is just the first step, the signing. We are in a sign-to-close period, so we’re going to be sharing a lot of information today and over the course of the coming weeks.

So we just want to make sure we have all these legal disclaimers. You can read the fine print when need be, but we have to make sure we get that message across. I think I lost my clicker ability here. And I think that’s all my legal disclaimers. Hopefully I’ve made friends with the general counsels of both parties.

And now I’m going to hand it over to Chris to get us started.

[Slide: Combining to create an innovative global musculoskeletal company focused on patient care]

Chris Barry: Great, thanks. And thanks for all [00:02:00] of the standing crowd in the back and thanks for joining us today. Super excited. It’s been something that I’ve been thinking about for a couple years, honestly, getting to this point. I know there’s a lot of questions. We’re going to try to answer as many questions as we can today, but this is an exciting time. Everything we’ve talked about — accelerating our strategies, reaching more patients. This really accelerates, a lot of things that we planned on doing as an organization and I couldn’t be more excited about where we are.

I want to welcome a lot of the Globus leadership that’s here. We have our sales leaders from both organizations that are going to be meeting over the course of the day. This will be the first of many opportunities to get the team together and answer questions. We’re going to learn a lot. We’re going to do a lot of planning, so there’s going to be a lot of information that we just don’t have yet, but we’ll try to answer as many questions as we can. I’ve had the opportunity over the last, really several, it seems like several years, but it’s, I’ve been a few weeks that I’ve been talking to David and Dan, [00:03:00] and I can tell you I’ve been impressed. I’ve gotten to know Dan on a personal level and obviously gotten to know David. I think you’re in very good hands. They are focused, they’re motivated and, and I think we share a lot of the same values. So I’d like for Dan and David to introduce themselves and we’ll jump into some of the slides.

Dan Scavilla: Thanks Chris. Appreciate it. My name’s Dan Scavilla and I will not talk a lot, but I will give you the background and kind of go forward from there. So, let me start with Philly born. Actually an auto mechanic. I put myself through undergrad by fixing cars. And there was a point where I actually went and decided to get a co-op at Johnson and Johnson, and I’m probably on record as the longest co-op ever. It was 28 years. Had a chance to get through many of their companies and all the way up to a kind of CFO level, had a chance to move around the world. So, growing up in Philly actually moved out to Zurich, Switzerland, and then had come back, went to a little place called San Clemente, if any of you know [00:04:00] where that is. About five years. So being back here is just like coming home. I just love this area. And then from that, moved into Florida. And then funny enough, met a guy named David Paul and came up and became the CFO of Globus about eight years ago. Migrated through several levels and about nine months ago assumed the CEO role.

Will just kind of reiterate what Chris said. I am so impressed with the level of talent of NuVasive. It’s really just amazing and, and it’s such a pleasure to actually work together and realize how much we have in common, and you start seeing that potential and I really hope you get a taste of that today because it’s real. But more to come. With that, let me hand it over to David Paul.

David Paul: Thank you, Dan. Gives me great pleasure to be here today to meet with all of you, and I’m really looking forward to getting to learn more about the people and, and what makes you, what made you so successful. This morning I’m going to just spend a few minutes talking about what I think about this combination before turning it over to Dan and [00:05:00] Chris to go over the slides.

So I know some in Wall Street have talked about this as being too disparate cultures, but I’ve always looked at it with a different perspective. I feel like there’s so much more in common between the two companies than differences. For example, over the last 20 years, we’ve been the two most innovative companies in spine. We’ve been the fastest growing and we’ve been the ones that make the most noise in the spine world. And frankly, we’ve been the one to advance the ball for our patients. Treatments have become better because of NuVasive and Globus, and that’s what makes me really proud. And secondly, if you look at our product development teams, we have amazing product development teams on both.

We’ve been known to innovate fast and a culture of urgency has been key to both our companies, and we hope to continue that going forward. Thirdly, if you look at our sales teams in the field, they’re amazing. They provide great [00:06:00] support and service to our surgeons and patients and hospitals and all the time. When as a competitor of NuVasive, I heard about how great your salespeople are in providing that service from customers from.

And then we both have fantastic operations that make sure that a supply chain is clear and delivers these products to our surgeons and hospitals on time.

So I look at all these similarities and think we’re almost the same in that sense, right?

And over the last few years, NuVasive has embarked on a journey of getting more financially prudent. And Chris and the team here have led that. So in some ways we’re actually converging in many ways to be almost the same. If I look back 20 years, it’s like two parallel tracks of success over the last 20 years in spine. And to put these two companies together, the combination is going to be simply outstanding.

When I thought about what I should share with you and the purpose of our trip this morning, [00:07:00] I was always thinking like, what can we learn? As we talked even on the plane, it’s about what can we learn from you? We’re not coming here to dictate something, but how can we learn from your culture and what you do really well. So let me talk about a few things.

What I think we can learn, this is looking from the outside as I get to learn more about you, I’m sure we’ll find more things to learn, but from the outside, I look at how you have proceduralized XLIF. Taken the lateral surgery and proceduralized it, and taught it and marketed it and made such a big difference for patients. As we talk about the full continuum of care in the entire musculoskeletal surgery space, that is a critical skill set that we need, that you already possess. So from an R&D perspective, that’s something we, we are looking forward to learning from you.

Secondly, I talked about the sales forces and the one thing you guys have done a fantastic [00:08:00] job with is training the salespeople to be consultants and experts in the operating room. You are fully vested into the procedure. Your salesmen are there with XLIF and other procedures where they’re procedural experts. They’re not with a laser pointer pointing to some instrument or implant, but they’re consultative with the surgeon and the operating team to provide care for that patient. Now we have been late to this and we are trying hard to get our salespeople on board because when you talk about a procedure with the robot and the imaging and navigation, the same skill set that you brought forth in training your salespeople on XLIF, we need that in the imaging navigation robotic space as we combine forces and, and use and leverage both our technologies.

And then the last thing that I feel like we can really learn from is your marketing and communication prowess. It’s legendary. I think you are second to none in our field, in the way you [00:09:00] communicate and the way your marketing works. And that’s something I’m looking forward for us to learn from all of you.

Now, as the days and weeks progress and we get to know each other better, I’m sure there’s going to be other things that we are going to learn from you.

[Slide: Our vision]

So now let me just switch forward to what I think, we can do combined as a company. At the core of what we do has always been innovating and it’s our mission is to find, become the preeminent musculoskeletal company to bring health and healing to patients with musculoskeletal disorders. And the secret sauce—you know, many people ask me sometimes in Wall Street and sometimes surgeons about what’s the secret sauce? And it’s not really a very quantitative thing. It’s how do you really listen to the voice of our customers, surgeons, who are treating patients and then figuring out what the real clinical problem is, then solving innovative solutions. It sounds like an easy thing to do.

I know in my past [00:10:00] experience, eight years working, leading the Synthes product development group, we had our own method of doing it. We talked to 15 surgeons. We went out and did a survey. We broke it up by academic, private practice and by neurosurgery, orthopedic surgery. And then we came back, our consultants told us like to write every word as if you were a Hebrew prophet, writing and dictating.

So we did, and we came back and looked at those specs and we created the specs for the product. And you had some time period to develop this through cadaver labs. And then you launch it and you find, well, didn’t quite hit the mark. You’re a little bit off here, a little bit off there. and I found that just having 15 surgeons voices was not enough.

And just having that few interactions with our customers was not enough to get the specifications. So our philosophy always has been like, how can we understand the real need of the customer and how do we work on that? Figuring out this need. I’ll just share one example. We have a [00:11:00] customs department at Globus where we make custom instruments for surgeons. No questions asked, free. We try to give it in three or four days, sometimes a few weeks if it’s a new instrument. And we made hundreds of nerve hooks because surgeons kept asking us about nerve hooks. And to move the exiting nerve route up when you do the split procedure. So we made these nerve hooks and at some point we sat down and said, why are we making these nerve hooks? Hundreds of them, all slightly different. And then we realized that we hadn’t listened to the voice of the customer the right way. They asked us for nerve hooks and we made them nerve hooks. But what they were asking for, which we didn’t realize was that exiting nerve hook was there, there was not enough space. When we understood the problem, really, then we came up with expandable cage. So our engineers, we always talk about how do we vicariously live through the eyes and hands of the surgeon. And doing that is not like a quick science project. It’s almost an art. As you interact with our surgeon customers and we then slowly tease out what the problems are, [00:12:00] that’s our mission.

Teasing out what the real problems are and solving them with innovative solutions. We’ve been in spine for the last 20 years, primarily a spine company, but now we’re now in all these areas. It’s a musculoskeletal space. So from a total addressable market, 13 billion, we now have greater than 50 billion addressable. Trauma is sort of close to my heart because I grew up at Synthes, tested all their trauma products. So trauma is very close, close adjacency skill set is the same, same with joint arthroplasty, and then sports medicine and extremities. [We haven’t been.] We look at that as the space that we want to play in.

And we feel like right with this combination, we are going to be the number two player in spine. And hopefully we’ll all do a good job of doing this integration well, and we’ll succeed greatly in spine. And I feel like that box is checked and then we [00:13:00] can focus in on all these other areas for the longest time into the future, we’re looking at us as being a spine company.

So as far as this combination, I’m looking forward to learning more from you, seeing what our teams can do together, combining this. Thank you and I’ll turn it back.

[Slide: Combination creates innovative, global musculoskeletal company]

Dan Scavilla: So I’ll walk you through the first slide. I do want to call out that Nate is right here to tackle me. If I get off script, if I know NUVA has been ready for this one. So, really what we want to do is, is just share with you kind of the why and, and you just need to understand what we see as how well this fits together.

So we’ll start with the top on the complimentary footprint for more patients and more surgeons. We did some blinded studies on the U.S. just to say, what would we do? How’d you overlap with the field? And I think Chris would agree. We were stunned to see how well it put together and did not overlap.

We [00:14:00] can’t yet release a number, in the low single digits. Where some overlap is, but I think it’ll be easy to tease out. So right away, it’s not like other ones where you say, oh my gosh, we have to really untangle this. That’s not it at all. It seems to fit really well together, which is exciting for all of us. I know we’ll do the same thing internationally, by the way. I, I think you guys are awesome internationally and there’s a lot we can learn and do with that fit in. I think we’re behind the curve as Globus that way when it comes to NUVA.

On the innovative portfolio, just think about it, right? You just recently bought Simplify. We’ve got Expandables, you’ve got X360. All those things all coming together can create one of the best portfolios in the world. I do want to make sure everyone’s clear. We’re not suddenly pulling products and saying, sorry, surgeon, you don’t get this. Now you have to, we’re not doing that. We have enough bandwidth. We’re going to make sure that if surgeons are using products, they continue to use those products. We’re going to try these new things. [inaudible]. Do that as well. We’ll eventually get into a better structure. We’re not going to force people to change, [inaudible] [00:15:00] which is good.

Very important, continued commitment to the product development and the surgeon education.

So bringing those together and product development, all of that into one thing versus against each other. [audio issues/inaudible] Education. I think you guys are some of the world’s best, as David said, and so we’ll continue to make sure that we use that as a great tool.

The operational capabilities. I had run operations for a while, um, with, with Globus, and I can’t tell you how well this fits together. So David and I were actually shopping for another manufacturing building, we’re out of space. We need to expand. We need to go do this. Lo and behold, West Carrollton’s got space and the ability to go from maybe 30% in-house to something greater so we can use that and just expand it. There’s nothing we need to do there. It’s fantastic. We’re actually on the road in Memphis saying we need a warehouse. We need a shop. And here you go. So that fit is going to be instant and, and really [00:16:00] without change. So I’m excited about that more than anything because it’s going to help us free up money we would’ve spent on buildings and put it into product development and, and salesforce expansion.

Coming down to the compelling financial upside and revenue… [audio issues /inaudible].[00:17:00]

Chris Barry:

[00:17:14] You guys have seen me and heard me talk a lot about this. You know, I talk about the stakeholders and how this creates value. Clearly we talk about the center of our universe has always been the patient. How do we treat patients better? How do we continue to sort of exist in that space between the surgeon and patient? And that’s at the heart of what we do. That’s at the heart of what Globus has done so that remains unchanged. I think it’s unlocked tremendous value for the patients that when both serve.

Surgeons, we heard Dan talk about the portfolio, our ability to innovate. I had a chance the last really week and a half to talk to a lot of our surgeons. And they all have a lot of questions, but they all 100% say this makes a lot of sense. I see the innovation, putting you guys together unlocks innovation potential that you just didn’t [00:18:00] have. So I think it unlocks a lot of value for our surgeons.

Employees. You know, this is where I know people have questions. What does this mean for me? We’re going to answer that. But this creates a significant company that I hope you’ll embrace, be a part of, there’s room for everybody. That we want to make sure that we embrace the opportunity and move forward in an effective way.

And then for shareholders, I would just say, you know, this has been interesting to watch, but what I would say is you don’t lead by making incremental moves, you lead by making bold moves. And the fact is, the shareholders over time will see that. And you’re starting to see some of that play out. So this unlocks tremendous potential for our shareholders. I think what it creates from financial perspective and unlocking the value that we talked about will play out very well.

[Slide: A shared history of innovation and growth]

I’ll start here, but I’ll turn this over to Dan as well. You know, as you look at the pathway, David sort of said this, you see this parallel pathway [00:19:00] and the striking thing when I sat down over the last several, really over the last couple of months. How similar, you know, a lot of people will point out the differences in the companies, but there’s a ton of similarity and it’s all based upon, I think, the DNA of innovation in both organizations. So this is exciting for me to look at, and it’s, it’s also strikingly complimentary. As you look at these pathways, we didn’t really mirror each other, we actually took our own path, but we were parallel in the innovation roadmap that we took. So this is exciting.

Dan Scavilla: Thanks and I’ll build on that too. Rapid innovation is the key here. We have competitors who every couple of years will get something out. And then you look at these two and you have something every year, and you know that that’s just a sampling. There’s multiple things each year. That’s the culture that we’re going to take forward and combine and make it even stronger. Rapid innovation, multiple solutions, actually not only providing what surgeons want, but defining what they want by listening to them better and do that. And I really think that this is a testament to how well [00:20:00] this can work together.

[Slide: Comprehensive portfolio of spine solutions to help improve patient care]

So we touched on this a little bit, so just again, combining the spine opportunities for our customers is amazing, and you can look through that as a very light sampling. But again, just see the strength in all of those things. And I’ve gotta tell you, all I ever hear about is how great the NUVA retractors are, right? We can always chase and chase and chase. So it’s going to be great to actually be part of that and have a team like that help pull us forward on those things. But, again, we can absolutely have the best offerings for our customers when it comes into the spine from the head to the toe with that. And of course, you’ve got the enabling technologies, whether it be the new imaging system, robot, pulse, or even the NuVasive Clinical Services. All of that fitting together to make lateral better can just be unstoppable.

[Slide: Comprehensive portfolio of orthopedic solutions to help improve patient care]

David had mentioned this too, when it comes orthopedics, it’s also near and dear to me. I was actually part of the launch of that with Globus so it’s been exciting to actually see these come from actually pictures into [00:21:00] patients and to be part of actually watching someone who’s having a really bad day cause they’re in an accident and seeing a surgeon actually put them together so they can actually go back to their families. It’s a very powerful thing and these allow us to do that. And this is a sampling. We have a long way to go with. And as David mentioned, it’ll take us beyond a 13 billion dollar spine market into a 50 billion dollar place for us to compete worldwide. NSO I was so excited. I know I have a lot to learn, wherever Pete is, we’re going to get him over into the shop back in Pennsylvania and really start digging into that so we can understand how well that fits. We’re small when it comes into trauma, and so giving that opportunity to NSO to come in and not only share the product and the team, but also to take these products and possibly put them in their hands, could be amazing.

[Slide: Positioned to address the continuum of patient care with intelligent surgery]

Chris Barry: You know we kind of unpacked this at our most recent Investor Day, and we’ve talked about as a company that our next phase of innovation was going to be software driven, not necessarily [00:22:00] hardware driven. We also recognize the fact that, you know, what happens pre-op and post-op is just important what’s happen in the intra-op, in our, in our desire to participate fully. This unlocks that tremendously. We, we, we had started down this journey of what we called intelligent surgery, but this idea of being able to follow the patient, help define the patient solution, help pre-plan the surgery, obviously participate intraoperatively, but then follow to ensure the resolution is achieved. So, you know, the technology’s coming together truly accelerates this vision and clearly brings it to life.

[Slide: two company logos on screen]

Moran Chavez: Thank you for that. That kind of takes us through our prepared remarks. I think we had a lot of employees, very curious, just to hear what is the vision? Why are we doing this? So I think that was a great chat to help us understand that more. So now we’re going to transition to the Q&A portion. I went old school with the paper today, but want to reiterate, we had a lot of pre-submitted questions, so thank you to everyone who did that. We are going to spend the next half hour or [00:23:00] so trying to tackle as many as we can. We know we all have a lot of questions. We are going to focus on the most common, the broadest reaching. To the extent that any of us have individual questions or function-specific questions, we will continue those dialogues and conversations in smaller group settings as well. But we really want to kind of get bang for our buck here and tackle the biggies. Okay, so we’re not going to do live questions either remotely or in the room. Again, we’ve consolidated and we think we’ll hit on the biggies based on the themes that we heard.

So, Mike, I know you’ve been quiet, but a lot of the questions are going to kind of fall into your world as we start. So, the kind of most popular theme I’ll say was related to offices and work philosophy.

So let me kind of throw two questions at you. First, what is the plan for “fill in the blank” NuVasive location, whether it’s San Diego, Broomfield—how would you like to respond to that?

Mike Farrington: So I appreciate that I get all the softballs today. So, one comment before I get in, because you’re going to hear a [00:24:00] repeated kind of perspective from me on a lot of these topics.

There’s a great writer on change management and if you’ve heard of the four Ps—the purpose, the picture, the plan, and the part. Our purpose remains unchanged. The purpose of creating value for all of our stakeholders, the purpose of transforming surgery, advancing care, and changing lives for the evasive that does that, that remains unchanged. The picture is what we just talked through—this pivot from, you know, targeting a 12 to 13 billion dollar spine market to going after a 50 billion dollar musculoskeletal market. That’s, that’s the picture, right? An innovative company to tackle that. The plan? I don’t want to scare you. The plan starts, we start building that plan now. We announced this deal five business days ago, and we are kicking off integration planning today, and there’s rules from the government of how we can engage pre-sign, [00:25:00] sign to close, and of course, you know, post-close into integration. And so a lot of the questions that are going to come up here will be answered through the sign-to-close planning process. Now, the last p is the part, many of you will have a part in the integration planning process, but your most important job right now, my most important job right now is to keep doing my job. Keep doing your job, play your part during the sign-to-close period. If we pull you into integration planning, we’re doing that intentionally. If not, we need to keep our heads down, keep executing the business, both NuVasive and Globus so that we fulfill our purpose so that we unlock the picture and as we build the plan, you’ll be part of that.

Okay, now the question. No changes as of today on facilities. I will say that will be a key work stream within the integration planning process. We have indicated both in the written communications, last week as well as the prepared remarks, that [00:26:00] we do intend to maintain presence in some of the key legacy NuVasive locations, albeit San Diego, Memphis, as Dan mentioned, West Carrollton. And so what it means, you know, holistically and globally still to be determined. But that’s our intent.

Moran Chavez: Thank you for that. And the kind of follow up to that theme is what will be the go-forward work philosophy, we talked about remote or hybrid or onsite.

Mike Farrington: Yep. And again, you’re going to get sick of me saying the same thing, but we do want to make sure we take every question. For NuVasive, there’s no changes right now. Our three work arrangement profiles of onsite, on site with flex, remote stay as is. Now, you’ve heard me say multiple times over the past 24 months, name a company over the past two, three years that has totally nailed the perfect work philosophy for the new way that global commerce takes place. I can’t think of one. That being said, I do know that Globus has a different view on work philosophy. We’ll be working [00:27:00] through that through the integration planning efforts. So, Dan, David, don’t know if you want to comment on your view of work.

Dan Scavilla: Thanks, Mike for that. Softball. Couple things, right? I change is scary and, and there’s uncertainty and what Mike’s saying is true. The announcement’s the easy part. The planning and execution is the hard part. We own that. That’s what leaders do. We have to get that bond. And there’s leaders throughout this room, not just sitting in these chairs. So we’re all needed to do that. We start that way.

So a couple questions that you want to ask outright. I’m going to answer anyway. No, your salary doesn’t magically vanish on day one when this thing’s signed. We’re not doing that. Why would we want to do that? So, no, it’s not going to happen. Day one, you’re not getting an order to march back in here and never leave. That’s not it either. We have to let these businesses run. We have to plan ourselves through and think what’s going. We will migrate into common policies over time, but between sign and close, we have to do the plans, as Mike said. Post close, we have to do what is intelligent for the long term of the business, including [00:28:00] tough decisions, but we have to go analyze that and make that as a team before anything else happens.

Moran Chavez: Thank you Mike and Dan. Mike, I’m going to come back to you. The, I say the second most common theme of the pre-submitted questions was job security. So I’m going to ask it frankly in the way I heard a lot of employees ask it. Will there be layoffs and, if so, will there be severance packages?

Mike Farrington: Yeah. So again, thank you for the softball team. So no change to jobs today. As I mentioned on, around integration planning, that work begins today. We literally have on our agenda the kickoff of our approach to integration planning. Part of that, and Kelly and I have a one-on-one. General Counsel and HR rolls up through Kelly at Globus. To start with the conversation of how do we want to approach the look at talent? How do we want to look at the, the approach to org design? I’ve been through being bought, being part of a spinoff. There’s a lot of work with that, right? And our [00:29:00] goal as we take more than 5,000 employees operating in more than 50 countries is to build the team with the best people, right? And that, that will be the approach. Relative to the exact question around severance, today and six months post close, NuVasive severance policies apply, in the event that they’re required. In the event they’re required post six months and a day, they would roll into Globus policies.

Moran Chavez: Sticking with you, Mike. Next theme, and Dan, you kind of opened the door for this, but, the other common theme was compensation and benefits. So employees are curious. Any direct impact, future plans, maybe take comp first and then benefits after that.

Mike Farrington: Yeah. Again, thank you. So, our regular year end compensation process is playing out as is. So the timelines we’ve discussed relative to merit, bonus, LTI, that’s playing out as is, you’ll see communication, early next week coming out and prep of manager conversations for pay-for-[00:30:00] performance, that is on track. Relative to 2023, that will play out as is as well. We have a budget, again, we’re two separate companies reminder right now, right? And so we allocate and plan for how we approach the year relative to our headcount relative to pay. We are making a slight pivot to the structure of our bonus plan in ‘23, and that will be coming out soon, but the little teaser is we’re going to primarily focus a hundred percent focus on net sales. We want to make sure that the top line is solid, secure, that we prioritize that through this period. And so we, we are modifying the company bonus plan in ‘23. More information to come there. As Dan mentioned, relative to compensation, as part of the agreement, and you can go online and read all hundreds of pages that Nate and Kelly drafted for too long—specifically around compensation, base salary is protected for six months post close. [00:31:00] So like, take a deep breath to Dan’s point. Nothing changes Day One. We will be working through again in the integration planning process and prep for integration to look at our people, look at similar roles and make sure that we’re aligned on our philosophy of compensation.

Dan Scavilla: Let me just build on that because part of the initial study too, we had just picked a handful of different levels, different people, and not people, excuse me, but different titles and looked at them side by side. You know, how different are they, you know, what would this mean? And, well again, for 5,000 we didn’t do that, but say for 50 we did. And we found that the total compensation is the same. The mix is a little bit different. So base and cash and your long-term incentives but when you added up to the total pretty much level by level, it really came out. I did notice that once you got down more into the manufacturing and other things, believe it or not, we were actually higher. And I’m just going to explain why because it would apply here. We give options to every employee at every level. When you join [00:32:00] us, you get a bolus that comes in and invests over a couple years. And I believe after, usually about year four, you get annual grants. And it’s one of the wealth building things that we do for everybody in our organization, regardless of your title. We do that because we, as you are, a growth company and by successfully launching products and getting them into the market, having surgeons use us, you lift your sales, sales lift stock, stock lifts employee wealth. It’s one of the ways to do that. We’re going to take that plan and we’re going to put it through the organization. We’re not changing that. So everyone is going to get options in a bolus and in annual grants. We’ll work on it with Mike and understand, you know, what do we do where those balances are different from a base versus cash versus. I’m just saying in total, I didn’t see anything alarming there.

Mike Farrington: You mentioned benefits too. I didn’t touch on that. So, no change in benefits today. Our benefits plans are running. We will be looking again. Part of the integration planning processes is to review both of our benefits packages. I will say both companies’ [00:33:00] intent is to have competitive benefits offering so that we attract talent. And so no changes today, but that will be part of the process.

Moran Chavez: Take a breather. Mike. This next one, I’m going to start with you Chris. A lot of employees asked when will we know which projects, and then also product launches, will be continuing during the sign-to-close and post-acquisition. So kinda like two-parter.

Chris Barry: Yeah, I mean, I had a lot of people irritated in me over the last four or five weeks because we’ve been slow to launch goals for ‘23 and priorities because of we were evaluating this potential opportunity and I didn’t want to put something out that I had to then go back and change. We’re very close to relaunching out 2023 priorities, 2023 goals and objectives that will cascade throughout the organization. I’ll just say this, it’s business as usual, right? Whatever changes we make, we’ll think very clearly about those changes, and move in that direction in a deliberate way. So if we’re moving ahead, with a goal or a project, we gotta move ahead, right? [00:34:00] Our long-range business plan is something that we’re still committed to. We still gotta drive the net sales, as I talked about. So right now it’s business as usual, right? If we choose to take another direction, will be clear and deliberate in making that decision. So, for now, you’ll be seeing the goals and objectives come out and cascade throughout the organization in the coming days and weeks. You’ll see the compensation package that Mike spoke of also in the coming days. And so we’ll be able to put that together and get the goal setting process finalized for ‘23. Sorry it’s taken this long. Usually we like to have this done in December. This was a weird December, right? And it is a weird January. But keep doing what you’re doing. If you’re in product development, keep doing that work. If you’re in sales, keep driving our sales. Um, it’s business as usual, and we’ll make the changes as we need to as we move forward.

Michael Farrington: I will add on, true with a little asterisk. The two core priorities for this year—I’ll just put it on the table—is business continuity, [00:35:00] business as usual, and integration planning. You’ll get sick of me saying that. I will say on the HR and CMBC side, so both within People and Culture, we have relooked at our priorities. And there are certain things, even though it’s business as usual, that we may not kick off because it doesn’t make sense in this environment as we’re prioritizing business continuity and integration planning. So it is business as usual, but as CEO staff, we are looking at the priorities that we had signed up for and plan to roll out and likely are making some changes so that we still support business continuity and integration planning.

David Paul: I’ll just add one thing on the product side. So I’ve had a lot of calls personally from surgeons who said, oh, does this mean my project is killed or canceled? And I assured them that it’s not. So I think as, Mike alluded to, both leaderships groups on both sides should sit and talk about strategically, where should our portfolio look like? What should our pipeline look like? And then make those calls so that we can be one combined.

Moran Chavez: Dan, [00:36:00] good that you have the microphone. I’m going to , hand this next one over to you. Perfect. Love when a plan comes together. A lot of employees sent in questions about culture, kinda love to see that. So I want to ask you, what is the current Globus culture like and how do we—can open it up—how do leaders plan to combine existing NuVasive and Globus cultures?

Dan Scavilla: That’s a tough question because I could talk for hours seriously with it. Um, so I’ll give you my perspective because like I said, I actually came in about eight years ago from the outside, from Johnson and Johnson into Globus. And so, I can put it in perspective, I went from a $3 billion company into Globus that had just touched 400 million. So it was a pretty different scale, different approach. And, and I’ll tell you if I were describing the culture, of course the guy that found the old company’s next to me. So I’m going to try and do it justice because it really is hard to do it justice with this. But my take is this. You know, a lot of people say we’re hands on. Everyone says you’re hands on. Um, we are hands on. I mean, there there’s a point when I had operations, when a machine came in, I actually helped on create it and put it in the manufacturing site. We’re loading it up and we’re getting those things running. [00:37:00] The leadership knows the people and the products and the customers in a way that I never saw in Johnson and Johnson. I’m proud of it actually. With that, there’s an accountability to know the business at all levels. You are never so important and so removed that you don’t know what’s going on in the business and you’re held by everybody that way to be accountable. So I think it’s very refreshing. I would even tell you one of the things that I’ve noticed in Globus and, and I still stay as there is a lack of politics. There’s not a lot of positioning. There’s not a lot of concern. It’s not about who’s sitting where. J&J that was pretty high from where I was. And, and so it’s refreshing because we come in a room and we talk and we talk openly. We disagree openly. We get to a consensus or, or a decision and then we go forward. I would throw in the word urgency because we move urgently with everything. And what we want to remember is there’s a patient on the table who needs us, period. Everything else doesn’t matter. And so what we do today impacts patient lives tomorrow, and it’s incumbent upon all of us to think and act [00:38:00] that way all of the time. But I’m going to let David kind of expand on it.

David Paul: I’ll probably just say that, you know, as someone who’s, , packaged our early products and done the inspections from the vendors, you know what Dan said is so true. We, we tried to take a hands-on approach to everything. So a few weeks ago we launched our nail for trauma. And somehow the team, project team set a date to launch it and by the time it came back from sterilization, it was a little late. So Chad, who is here, who’s our vice president of Trauma product development, and Dan, who’s the CEO, where in a room finishing the packaging for the product so it could make the date. So we just have a all hands on deck, do whatever it takes to get the job done, and that’s our culture. I think probably the word I would like to use is grit. We have a lot of grit. We want to just get it done. And, Dan talked about having differences of opinions, and I think that is key and very healthy in every [00:39:00] organization. We don’t want people to just say yes to whatever the leader says, or the manager says. We want to foster and encourage debates and discussions. So if it gets a little heated, if it’s argumentative, it’s okay. As long as you know you’re one team and you’re working towards a common purpose, and then when you finish and get to the consensus or whatever the decision is, then we embrace it and move forward. And so that’s how I would try to explain our culture and I’m looking forward to learning how you guys do, it could be different.

Michael Farrington: Yeah. And I think, you know, I’ll just add on, I’ve had plenty of people say, you know, Mike, is our culture going to change? And I’m like, uh huh. You know, was it changing in the last two years? It was. For those of you that were with us at the global sales meeting, I said on the main stage, the goal of as we’re in the process of rebuilding a NuVasive culture was to take the best from the past, put the things that we actually didn’t love about the past behind us and embrace [00:40:00] the change to build the company and the culture that we want. And that mindset is still the same mindset that we’re going to take through this process. You know, it may be a bad analogy, and Moran might kick me later for even using it, but like, it’s when my wife and I got married, people have different experiences of marriage. I have as well, by the way. My life is different with my wife than it was before, right? It’s the combination of two. And so the goal and the process is to take, again, the best of the past and to look to at each other and say, what do we want this new culture to be? Right? And I think that should be the mindset as we go, and approach this process.

Moran Chavez: Marriage and coming together, that will segue into the next question. Chris, I’m going to have you start with this. So we had a couple questions on the integration planning and I think we heard it officially is kicking off today. So dunno how far we have the answers, but kind of who’s technically involved in that in terms of integration planning team, and what are kind of the timing and milestones that we should all be looking forward to in that?

Chris Barry: Yeah, so we’ve got, [00:41:00], heading our side up will be Aviva. She’s stepped over, obviously we’re doing some work with some consultants. She’s moving into that role. She’ll have Erika helping her and Summer as well. So several people be involved. We’re just working through that today to get organized. So a lot to be done. Nate can go over the milestones that we have to cover ad nauseum and does with me all the time. But filling out the proxy, obviously getting to a shareholder vote, moving to what they call an HSR review, which is antitrust review. All these things will take shape over the next several months. We’ve said before that we’re targeting a mid-‘23 close. That’s a variable that we don’t really know yet, but we’re going to work hard and we work quick and to the, to these guys’ point, we’re going to have a sense of urgency to try to get through as quickly as we can to minimize the ambiguity that we all somehow face during these change management periods.

Dan Scavilla: Just on our side, we’ll put together [00:42:00] a team, but Kelly Quick, who’s here up front, has been with Globus for about 18 years, and so thinking that we’re 20 years old, she goes back and actually has helped build that company up. I would tell you, she knows every process we do. She knows the system’s better than anybody. She knows us arguably better than anybody, and so she’s going to hold us accountable to put together the right team and get the right things done. She’ll build up a core team. Four or five people that will be dedicated full-time and then we’ll pull in as needed through all of the different groups to get this thing done. Make no doubt about it. While it is business as usual and everything and we have to still continue independently, this will be one of the focuses of the year, period. It has to work and we have to own, drive it.

Moran Chavez: Chris and Dan, you might share this one. The next question is about plans for international presence. And we touched on it in the opening comments, but because several of those questions came through, I wanted to acknowledge. What are the plans as it relates to kind of international footprint. A couple specific questions on MDR and Europe as well came through. [00:43:00]

Chris Barry: Yeah. Listen, I’m extraordinarily proud of the work we’ve done internationally. You know, it’s been a focus of NuVasive for the last several years. We have about 25% of our revenue comes from markets outside the. So we’re looking forward to integrating those teams. Again, to Mike’s earlier point, we’re in the planning phases. We have to look at all aspects of the company, of the new company. All 50 markets or all 50 countries that we participate in, we’re going to have to look at almost individually and work through it. But, we’ve done a nice job in our international segment. I’m proud of the leadership we have installed and the progress we’ve made. So I look very much forward to putting these two companies together and driving international footprint.

Dan Scavilla: I’ll just build on that very quickly. I do think that NUVA has a better infrastructure, more of a presence in the international. Dustin and I have to actually meet and kick that off. We haven’t really started, but I think what the real trick in my mind, at least initially is how do we [00:44:00] leverage from that? And again, a lot of great things in Singapore and in Europe and stuff like that. So I think that’s going to be a real strength NUVA brings to the table. Again, we have to learn more, make decisions, but I think it’s going to be the core to build from.

David Paul: I’ll just say one thing and you guys are ahead of us on the MDR side. We’re working hard on MDR, but I, I think this combination is going to accelerate the combined MDR readiness for us.

Moran Chavez: Next question’s on branding. Don’t know who wants to take that here, but a lot of folks are curious—any decisions on the go-forward branding—name, color, logo?

Michael Farrington: Are there cheetahs in Audubon? Making sure. So listen, I’ve gone through, I mentioned divestiture integration, acquisition, um, and have been part of multiple global rebrands and integration. I will say there will be a work stream through the process of integration planning looking at the brands. Both are two [00:45:00] well recognized, global brands that have great equity, fantastic equity. And the worst thing to do would be for us to make a quick decision, and not have the right insights into how we properly migrate that. I have a viewpoint of it, shockingly, and I will say we’ve already had some initial conversations, and I don’t want to put David on the record, but some great intent on how we preserve the equity for both names and brands and the heritage behind our products. And so more to come. We have a—I’m slightly biased—an amazing creative team, led by Victoria, that, our goal will be to work collaboratively together to answer that. It is a really fun project, and I think the goal will be something that we’re all proud of as we combine the two companies together because we’re very proud individually and collectively of our brands.

David Paul: Well, like Mike said, we have work [00:46:00] to do on it and, me personally, I would like to not lose the brand of NuVasive. It’s really important, you guys have created a great brand. Logistically we have to look at how that’s going to happen because, being a product guy, once you have to change every drawing and put both brands in and figure this out. It could be a real—I don’t know if the juice is worth the squeeze. So we will look at this more, but definitely don’t want to lose your brand.

Moran Chavez: Last question I want to land on. It’s kind of awkward, it’s technical, but a lot of employees asked from a word technical definition standpoint, is this a merger? Is it an acquisition? We’re saying we’re combining short of our GCs jumping on stage here.

Michael Farrington: So the answer is yes. And I’ve told everyone this, and Nate will tell me it’s like a triple reverse merger or something. I don’t know the legal [00:47:00] phrase. So let’s just kind of hit each one of these. Did Globus acquire NuVasive? Yes. Like, you know, we get shares / like stock for stock deal. Is it a merger? Yes. We’re actually merging into a subsidiary within Globus. And so technically there’s an aspect of the merger. Are we combining? Yes. We’re taking two great companies and combining them together. And so we can all get hung up on the language. But there’s a view of, it’s a formally an acquisition. We are merging into a subsidiary. And guess what? We are combining two amazing companies together.

Moran Chavez: There we go. I am going to ask Chris maybe kind of bring us home with a few closing remarks before I officially wrap this up.

Chris Barry: Thanks again for everybody to come here today and obviously, you know, you’ve been standing well in the back, so appreciate. Listen as I started, I’m 100% excited about what we can do together. I’ve embraced it. I’m asking all of you to [00:48:00] embrace it. It’s a tremendous opportunity. All the stakeholders we talked about. But it all will rest in your hands, right? The people of these two organizations coming together, embracing the opportunity is what’s going to ultimately get us there.

So I ask you in advance, I thank you in advance for your participation. Keep doing your job. As Mike said, it’s business continuity and we’ll get to the integration planning. There’ll be a lot of things that we’ll talk about. I vow to you that I’ll communicate, I’ll get in front of you as much as I need. There’s going to be a lot of questions that we’ll answer over time, but keep asking the questions. I’ve got Mike and Moran and others that are going to be collecting questions, so we continue to try to answer the questions that we discover along the way. So thank you guys all for coming today. Thanks to all our friends from Globus.

We have a full day, so if you see people walking around, you don’t know, say hello and welcome them here. So, with that, thank you guys. Appreciate it.[00:49:00]

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction, Globus Medical will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Globus Medical and NuVasive and that will also constitute a prospectus of Globus Medical for shares of its class A common stock to be offered in the proposed transaction. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement statement/prospectus or registration statement or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement, definitive joint proxy statement/ prospectus and other documents filed by Globus Medical and NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction will be included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

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This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws